UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

LYONDELLBASELL INDUSTRIES N.V.

(Exact Name of Registrant as Specified in Charter)

The Netherlands	001-34726	98-0646235
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1221 McKinney St., Suite 300 Houston, Texas USA 77010	4th Floor, One Vine Street London The United Kingdom W1J 0AH	Delftseplein 27E 3013 AA Rotterdam The Netherlands
(Addresses of principal executive offices)

Jeffrey A. Kaplan

Executive Vice President and Chief Legal Officer

(713) 309-7200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

A copy of LyondellBasell Industries N.V.’s (the “Company”) Conflict Minerals Report is filed as Exhibit 1.01 hereto. This Conflict Minerals Report is also available on the Company’s website at http://www.lyondellbasell.com/InvestorRelations/FinancialReporting/SECFilings. The website and information accessible through it are not incorporated into this document.

Item 1.02 Exhibit

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

LYONDELLBASELL INDUSTRIES N.V.

Date:	May 29, 2015	By:	/s/ Jeffrey A. Kaplan
Jeffrey A. Kaplan
Executive Vice President

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report for the Calendar Year Ended December 31, 2014.